OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.5614 FAX 419.325.0614

INTERNET: kelly.schmidt@owenscorning.com

KELLY SCHMIDT

VICE PRESIDENT AND CONTROLLER

August 15, 2016

Via EDGAR Submission

Mr. W. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form 10-K for the Fiscal Year ended December 31, 2015

Filed February 10, 2016

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Filed April 27, 2016

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Filed July 27, 2016

File No. 1-33100

Dear Mr. Cash:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 5, 2016 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) filed on February 10, 2016, Form 10-Q for the fiscal quarter ended March 31, 2016 (the “Form 10-Q”) filed on April 27, 2016, and Form 10-Q for the fiscal quarter ended June 30, 2016 (the “Form 10-Q”) filed on July 27, 2016, File No. 1-33100. For ease of reference, the Staff’s comments are also set forth below in their entirety.

Form 10-Q for the Fiscal Quarter ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Segment Results, page 47

Insulation, page 48

OWENS CORNING

Mr. John Cash

Accounting Branch Chief

August 15, 2016

1.	We note your response to prior comment three; however, it does not appear to us that the “Outlook” for your insulation segment adequately addresses the contractual dispute and resulting litigation with a customer who appears to represent approximately 7% of insulation segment net sales. Please more fully disclose and discuss the reason for the “significantly lower sales to a large residential insulation installer” as provided in your response letter. Your discussion should also address the potential impact of this known event/uncertainty on future net sales and EBIT, including the significance of this customer to historical results, as previously requested.

Response:

We acknowledge the Staff’s comment and in an effort to further enhance our disclosure and in response to the Staff’s comment, we propose the following revision, to the extent applicable, in future filings (shown below in bold):

Form 10-Q for the Fiscal Quarter ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Segment Results, page 47

Insulation, page 48

NET SALES

In our Insulation segment, net sales in the second quarter of 2016 decreased $37 million compared to the same period in 2015. Sales volumes were lower by approximately 7%, due to the expiration of contract manufacturing agreements at the beginning of 2016 and a commercial dispute with a large residential insulation installer. The Insulation segment benefited from higher average residential fiberglass insulation selling prices in the second quarter of 2016 over the same period in 2015, as favorable customer mix of $8 million more than offset lower selling prices of $5 million. The remaining decrease of $8 million was driven by the negative impact of translating sales denominated in foreign currencies into United States dollars.

OUTLOOK

The changes to our market share from a commercial dispute with a large residential insulation installer (which represented approximately 7% of 2015 Insulation segment sales) and the related production curtailments will impact revenue growth and EBIT for the remainder of 2016. We expect our Insulation segment to have slightly negative revenue growth and relatively flat EBIT margins as compared to 2015.

Mr. John Cash

Accounting Branch Chief

August 15, 2016

In the mid-term beyond 2016, the Company expects its Insulation segment to continue to benefit from an overall strengthening of the U.S. housing market, improved pricing, and higher capacity utilization. We believe the geographic, product and channel mix of our portfolio may continue to moderate the impact of any demand-driven variability associated with United States new construction.

Roofing, page 49

2.	We note your response to prior comment four. To the extent net sales and EBIT in the roofing segment are impacted by “third-party asphalt sales,” please disclose the percentage of these sales relative to roofing segment sales during each period presented. Also, please clarify that these sales are made on a cost-plus basis, and that sales prices and costs of asphalt are correlated to the price of crude oil, as provided in your response letter.

Response:

We acknowledge the Staff’s comment and have provided further detail below to clarify.

Third-party asphalt sales represent approximately 10 percent of the Roofing segment sales and are not a material contributor to segment EBIT. Third-party asphalt sales have declined in recent quarters due to the declining input costs of asphalt in this cost-plus business. Third-party asphalt volumes have historically followed the underlying roofing shingles market and continue to do so.

In an effort to further enhance our disclosure and in response to the Staff’s comment, we propose the following revision, to the extent applicable, in future filings (shown below in bold):

Form 10-Q for the Fiscal Quarter ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Segment Results, page 47

Roofing, page 49

NET SALES

In our Roofing segment, net sales in the second quarter and year-to-date of 2016 increased by $176 million and $212 million, respectively, compared to the same periods in 2015. For the second quarter, sales volumes increased by about 34%, as higher reroof demand, driven largely by storm activity, and increased demand from new construction contributed to the growth of the U.S. asphalt shingle market. Our second quarter 2016 acquisition of InterWrap contributed $56 million of net sales. The remaining change was driven by $37 million of lower selling prices and $14

Mr. John Cash

Accounting Branch Chief

August 15, 2016

million of lower third-party asphalt sales. For the year-to-date, the increase was driven by higher sales volumes of 26% and the $56 million impact of our second quarter 2016 acquisition of InterWrap. The remaining change was driven by $44 million of lower selling prices and $34 million of lower third-party asphalt sales.

Third-party asphalt sales represent approximately 10% of 2016 Roofing segment sales and are largely a cost-plus business. Asphalt input costs and third-party asphalt sales prices are correlated to crude oil prices.

* * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-5614.

Very truly yours,

/s/ Kelly Schmidt

Kelly Schmidt

Vice President and Controller